January 8, 2014

Via EDGAR

Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AG Mortgage Investment Trust, Inc. (the “Company”)

Form 10-K

Filed March 6, 2013

File No. 001-35151

Dear Ms. LaMothe:

The Company has received the letter dated December 30, 2013 from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on March 16, 2013 (the “Form 10-K”). This letter sets forth the Company’s responses to the comments of the Staff. For convenience of reference, each Staff comment contained in the December 30 letter is reprinted below in bold, numbered to correspond with paragraph numbers assigned in the December 30 letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2012

Item 1A. Risk Factors, page 14

Risks related to financing and hedging, page 23

1.	We note your disclosure on page 91 regarding efforts to limit your exposure to any single counterparty. We also note your risk factor on page 25 about the risk associated with the excess collateral that constitutes the haircut. If applicable in future periods, please name any repurchase agreement lenders holding excess collateral that is greater than 5% of stockholder’s equity in an appropriate risk factor.

As indicated on pages 55 and 91 of the Form 10-K, the Company has been disclosing the name of each repurchase agreement lender with whom the Company has greater than 10% of stockholders’ equity at risk. The Company understands the Staff’s comment and for future periods, it will name any repurchase agreement lenders holding excess collateral that is greater than 5% of stockholders’ equity in an appropriate risk factor.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.	In future filings, for those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please provide us an example of your proposed disclosure.

The Company respectfully informs the Staff that it will include the disclosure in future filings for those repurchase agreements it accounts for as collateralized financings. If applicable, the Company will explain the causes and business reasons for significant variances among the amounts. Consistent with the presentation in Item 7 of the Form 10-K where the Company discloses its unlinked investment portfolio and the related repurchase agreements that finance it, the Company has shown the repurchase agreements inclusive of those treated as linked transactions for GAAP along with a reconciliation to GAAP. The

Ms. Cicely LaMothe

United States Securities and Exchange Commission

January 8, 2014

presentation inclusive of linked transactions is consistent with how the Company’s management evaluates the business, and the Company believes this presentation provides the most accurate depiction of its investment portfolio and financial condition. Additionally, please note that the Company’s initial public offering was completed in July 2011, and as a result, the Company initially will be able to provide information for only two and a half years. The Company expects the new disclosure to be substantially similar to the draft set forth below. Consistent with what was noted above, the disclosure includes a reconciliation beginning with repurchase agreements inclusive of those accounted for as a component of linked transactions, deducting repurchase agreements accounted for as a component of linked transactions to arrive at GAAP repurchase agreements. The disclosure will appear substantially as follows:

Quarter Ended	Quarter-End Balance	Average Quarterly Balance	Maximum Balance at Any Month-End
December 31, 2013
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
September 30, 2013
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
June 30, 2013
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
March 31, 2013
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
December 31, 2012
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
September 30, 2012
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
June 30, 2012
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
March 31, 2012
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
December 31, 2011
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis
September 30, 2011
Non-GAAP Basis - Including Linked Transactions
Less: Linked Transactions

GAAP Basis

Ms. Cicely LaMothe

United States Securities and Exchange Commission

January 8, 2014

3.	In future filings, please disclose additional information regarding the nature and types of assets underlying your real estate securities portfolio. This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credits), the years of issuance (vintage), current credit ratings, including changes or potential changes to those ratings. Please provide us an example of your proposed disclosure.

The Company respectfully informs the Staff that it will include additional disclosure regarding the nature and types of assets underlying its real estate securities portfolio in future filings. The Company expects the format of the new disclosure to be substantially similar to the following:

Instrument	Current Face	Amortized Cost	Unrealized Mark- to-Market	Fair Value	Weighted Average Coupon	Weighted Average Life
Agency RMBS:
15 Year Fixed Rate
20 Year Fixed Rate
30 Year Fixed Rate
ARM
Interest Only
Credit Investments:
Non-Agency RMBS
Prime
Alt A
Subprime
Senior Short Duration
ABS
CMBS
Interest Only

Total: Non-GAAP Basis - Including Linked Transactions

Linked Transactions

Total: GAAP Basis

Credit Investments:	Current Face	Amortized Cost	Unrealized Mark- to-Market	Fair Value	Weighted Average Coupon	Weighted Average Life
Pre 2005
2005
2006
2007
2008
2009			`
2010
2011
2012
2013

Total: Non-GAAP Basis - Including Linked Transactions

Linked Transactions

Total: GAAP Basis

Credit Rating - Credit Investments	December 31, 2013 (1)	December 31, 2012 (1)
AAA
AA
A
BBB
BB
B
Below B
Not Rated

Total

(1)	Represents the weighted average minimum rating for rated assets of S&P, Moody and Fitch credit ratings, stated in terms of the S&P equivalent.

Ms. Cicely LaMothe

United States Securities and Exchange Commission

January 8, 2014

4.	In future Exchange Act periodic reports, please provide the constant prepayment rate for the target assets in your portfolio.

The Company respectfully informs the Staff that while the constant prepayment rate (“CPR”) on its target assets is an assumption that the Company analyzes closely, it is only one factor that must be weighed in conjunction with market and asset specific information when evaluating potential investments. Along with prepayments, the Company evaluates projected defaults, loss severities and other characteristics on the collateral underlying a target asset. In addition, the Company also evaluates the mix of assets currently in its portfolio to manage overall prepayment risk levels. These factors as well as current economic conditions are used to determine if an asset is suited on a risk adjusted basis for inclusion in the Company’s portfolio, and therefore the Company does not have a specific targeted range for any of the underlying assumptions.

In future Exchange Act periodic reports, the Company will expand its discussion to include information substantially similar to the description above regarding why it does not include a constant prepayment rate for its target assets.

5.	We note you disclose weighted average haircuts on page 55. In future Exchange Act periodic filings, please discuss any material trends in haircuts or tell us why such disclosure is not material.

The Company understands the Staff’s comment, and, in future Exchange Act periodic filings, it will discuss any material trends in haircuts.

Management fees and other expenses, page 58

6.	In future Exchange Act periodic filings, please discuss the changes in the components and adjustments that lead to the management fees disclosed. If fees or reimbursements are waived, please discuss the reasons for the wavier or advise. Also, discuss any reimbursements of salaries in the appropriate section.

The Company understands the Staff’s comment, and, in future Exchange Act periodic filings, it will include a discussion regarding the changes in the components and adjustments that lead to the management fees disclosed. The Company will also discuss reasons for any waivers. Salary reimbursements will be discussed in an appropriate section.

Credit Risk, page 67

7.	In future Exchange Act periodic reports, please explain how you evaluate the credit quality of your assets, other than the Agency RMBS.

The Company understands the Staff’s comment, and, in future Exchange Act periodic reports, it will expand the disclosure regarding how it evaluates the credit quality of its assets, other than Agency RMBS.

Financial Statements

Consolidated Statements of Operations, page 72

8.	Please tell us how you determined it was appropriate to present Dividends Declared per Share of Common Stock on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

The Company respectfully informs the Staff that, in considering whether to present dividends declared per share of common stock on the face of our Consolidated Statements of Operations, the Company applied the guidance set forth in 17 CFR 210.8-03(a)(2) relating to interim period reporting, which states that dividends per share should be presented on the income statement, to its annual reporting periods.

Beginning with its Annual Report on Form 10-K for the year ended December 31, 2013, the Company’s annual and quarterly filings will exclude dividends declared per share of common stock from the face of its Consolidated Statements of Operations and will continue to disclose cash distribution per-share amounts in the footnotes to the financial statements as shown below in accordance with paragraph 5 of ASC 260-10-45.

Ms. Cicely LaMothe

United States Securities and Exchange Commission

January 8, 2014

See below for the footnote disclosure as found in Note 7 to the Company’s Form 10-K:

The following table details dividends paid on the Company’s common stock:

2012

Declaration Date	Record Date	Payment Date	Dividend Per Share
3/14/2012	3/30/2012	4/27/2012	$0.70
6/7/2012	6/29/2012	7/27/2012	0.70
9/6/2012	9/18/2012	10/26/2012	0.77
12/6/2012	12/18/2012	1/28/2013	0.80

2011

Declaration Date	Record Date	Payment Date	Dividend Per Share
9/19/2011	9/30/2011	10/27/2011	$0.40
12/14/2011	12/30/2011	1/27/2012	0.70

Notes to Consolidated Financial Statements, page 75

6. Derivatives, page 92

Linked Transactions, page 95

9.	You disclose that certain of your Linked Transactions became unlinked during the periods presented. Please tell us what occurred to result in these transacting becoming unlinked. Further, please tell us the authoritative accounting literature management relied upon to account for the unlinking.

The Company respectfully informs the Staff that it evaluates instances where it finances assets through repurchase agreements with the same counterparty from whom the assets were purchased, in accordance with ASC 860-10. With reference to this standard, the initial transfer of a financial asset and repurchase financing entered into contemporaneously with, or in contemplation of, one another will be considered linked unless all of the criteria found in ASC 860-10 are met at the inception of the transaction. The Company’s repurchase financings are short term in nature, typically 30 to 90 days. Financings are typically renewed at maturity with the same counterparty, which in substance maintains the linked nature of a transaction. However, the Company may make a business decision to use an alternate counterparty. This investment-specific decision may be based on factors including a reevaluation of counterparty risk or costs associated with the financing relative to the costs relating to other counterparties. If the Company decides to transact with an alternate counterparty for its repurchase financing, as it did in the instance described in the Staff’s question, it no longer can deem the initial transfer of the financial asset and repurchase financing to be entered into contemporaneously with, or in contemplation of, one another and therefore can no longer deem the transaction to be linked.

Under ASC 860-10, the initial transfer and repurchase financing of a linked transaction should be recorded on a net basis as a forward contract. If unlinked, the underlying security and repurchase agreement will need to be presented on a gross basis similar to other investments that meet all the applicable criteria described in ASC 860-10. Consistent with derecognition principals, the Company will record a realized gain/loss upon unlinking of the linked forward contract.

Ms. Cicely LaMothe

United States Securities and Exchange Commission

January 8, 2014

Signatures, page 111

10.	In future Exchange Act periodic reports, please revise your signature page to specifically identify your principal executive officer, your principal financial officer and your controller or principal accounting officer. Please refer to General Instruction D(2)(a) of Form 10-K.

The Company understands the Staff’s comment, and, in future Exchange Act periodic reports, it will specifically identify the principal executive officer, principal financial officer and controller or principal accounting officer on the signature page in accordance with General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

11.	Given the sizeable period-to-period fluctuation in your results of operations, in future filings expand your discussion to provide insight on actions taken by management to reposition the portfolio or changes in investment strategy that have influenced sales of certain securities leading to realized losses. In addition, consider expanding your discussion to address the drivers contributing to the variance in unrealized gain / (loss) on real estate securities and loans.

The Company respectfully informs the Staff that, in light of the sizeable period-to-period fluctuations in its results of operations, in future filings, it will expand our discussion to provide information on actions taken by management to reposition the portfolio or changes in our investment strategy that have influenced sales of certain securities leading to realized losses. The Company will also expand its discussion of the drivers contributing to variances in unrealized gains and losses on real estate securities and loans.

In connection with our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company greatly appreciates your time and consideration of the points discussed in this letter. Please do not hesitate to contact me at 212-692-2116 if you would like to discuss any topic addressed in this response letter.

Sincerely,

/s/ Brian C. Sigman

Brian C. Sigman

Chief Financial Officer